SEC FILE NUMBER 001-15256
CUSIP NUMBER 670851500 670851401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D
[_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2020

[_]       Transition Report on Form 10-K

[_]       Transition Report on Form 20-F

[_]       Transition Report on Form 11-K

[_]       Transition Report on Form 10-Q

[_]       Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

Oi S.A. – In Judicial Reorganization
Full Name of Registrant

N/A
Former Name if Applicable

Rua Humberto de Campos, 425, 8th Floor
Address of Principal Executive Office (Street and Number)

Leblon, Rio de Janeiro, RJ, Brazil 22430-190
City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Oi S.A. – In Judicial Reorganization (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it will be unable, without unreasonable effort and expense, to file its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Annual Report”) within the prescribed due date because the Registrant needs additional time to conclude internal discussions and approvals on, and further review of, the disclosures in the Annual Report. The Registrant anticipates that the Annual Report will be filed within the permitted 15 calendar day extension period.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Camille Loyo Faria +55-21 3131-2918

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In January 2018, the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro, Brazil (the “RJ Court”) ratified and confirmed the Registrant’s judicial reorganization plan (the “RJ Plan”), which was approved by a general creditors’ meeting in December 2017. In October 2020, the RJ Court ratified and confirmed an amendment to the RJ Plan (the “RJ Plan Amendment”), which was approved by a general creditors’ meeting in September 2020.

As a result of the Registrant’s decision to dispose of certain businesses and/or isolated assets, including its mobile telephony and data operations, certain telecommunications network operations, certain passive infrastructure and its pay-TV business, in connection with the RJ Plan Amendment, the Registrant has revised its comparative statements of profit or loss, statements of comprehensive income and statements of cash flows for the years ended December 31, 2019 and 2018 and the corresponding notes thereto, in line with IFRS 5, which requires that an entity reclassify the disclosures related to all operations that have been discontinued at the balance sheet date of the last reporting period presented.

The Registrant anticipates that the Annual Report will reflect the following changes to its results of operations:

Continuing Operations

  Net operating revenue declined by 11.5% to R$9,284 million during 2020 from R$10,492 million during 2019;
  Loss before financial income (expenses), net, and taxes declined by 46.2% to R$1,811 million during 2020 from R$3,367 million during 2019; and
  Loss increased by 20.7% to R$10,536 million during 2020 from R$8,731 million during 2019.

Discontinued Operations

Profit (loss) from discontinued operations changed from a loss of R$364 million during 2019 to a profit of R$7 million during 2020.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. Such forward-looking statements include, but are not limited to, statements relating to changes to the Registrant’s results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Registrant’s control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including, among other things, the completion of the preparation of the Registrant’s financial statements that will be included in the Annual Report and the audit thereon without the necessity of making material audit adjustments to the financial information presented herein. Except as required by law, the Registrant undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

Oi S.A. – In Judicial Reorganization

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2021 By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer